SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                               _________________


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1995




                             TEXAS GAS THRIFT PLAN
                           (Full Title of the Plan)


                         The Williams Companies, Inc.
                              One Williams Center
                            Tulsa, Oklahoma  74172
         (Name of Issuer of the Securities Held Pursuant to the Plan)

                             TEXAS GAS THRIFT PLAN

                         INDEX TO FINANCIAL STATEMENTS



Report of Independent Auditors

Audited Financial Statements

   Statements of Net Assets Available for Plan Benefits at December 31, 1995
     and 1994
   Statement of Changes in Net Assets Available for Plan Benefits for the Year
     Ended December 31, 1995
   Notes to Financial Statements

Supplemental Schedule

   Schedule I - Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1995


A     schedule     of    party-in-interest
transactions   has  not   been   presented
because there were no party-in-interest transactions which are prohibited by ERISA
Section  406  and for which  there  is  no
statutory or administrative exemption.

                        Report of Independent Auditors


The Administrative Committee
The Williams Companies, Inc.

We have audited the accompanying statement of net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1994 was audited by other auditors whose report dated June 9, 1995, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying index to financial statements is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audit of the 1995 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      ERNST & YOUNG LLP

Tulsa, Oklahoma
June 14, 1996

                             TEXAS GAS THRIFT PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (Notes 1 and 2)

                                                    December 31,
                                               1995             1994
Assets
Fixed Income Fund:
  Fidelity Managed Income Portfolio II        $ -           $ 6,821,807
  Guaranteed Investment Contracts:
    John Hancock                                -             6,090,319
    Metropolitan Life                           -             4,559,323
    Prudential                                  -             3,627,650
    Other                                                     4,500,557
         Total Fixed Income Fund                -            25,599,656
Fidelity Funds:
  Magellan Equity Fund, 242,150
    shares in 1994 (none in 1995)               -            16,175,607
Puritan Stock and Bond Fund, 671,798
    shares in 1994 (none in 1995)               -             9,949,324
  Retirement Government Money Market Fund,
    268,363 shares in 1994 (none in 1995)       -               268,363
  Retirement Money Market Fund, 37,652
    shares in 1994 (none in 1995)               -                37,652
  Contrafund, 82,512 shares in 1994
   (none in 1995)                               -             2,498,478
  OTC Fund, 34,837 shares in 1994
   (none in 1995)                               -               810,664

Investment in Common Stock of
    Transco Energy Company, 496,213
      shares in 1994 (none in 1995)             -             8,233,970

Total Investments                               -            63,573,714

Loans Receivable from Participants              -             1,072,861

Net Assets Available for Plan Benefits        $ -           $64,646,575

                            See accompanying notes.

                                                                    Page 1 of 3
                             TEXAS GAS THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (Notes 1 and 2)

                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                      Note 3
                          ---------------------------------------------------------------
                                                     Fidelity      Transco       Williams
                                       Fidelity       Puritan      Common        Company
                            Fixed      Magellan      Stock and      Stock         Stock
                        Income Fund   Equity Fund    Bond Fund      Fund          Fund
                            (1)           (2)           (3)          (4)          (5)
Contributions
  Employees              $    47,824  $    50,931  $    23,354   $         -   $    21,197
  Salary deferral            587,347      829,645      526,587             -       236,079
  Company                    373,318      527,440      322,614             -       530,146
    Total Contributions    1,008,489    1,408,016      872,555             -       787,422

Net Investment Income
  (Loss)                   1,847,947       43,057      373,806             -       142,962
Net Appreciation in
  Market Value of
  Investments                      -    5,388,250    1,720,768     1,228,384     1,845,881
    Total Net Investment
      Income               1,847,947    5,431,307    2,094,574     1,228,384     1,988,843

Participant Withdrawals   (5,785,977)  (2,270,202)  (1,274,626)      (13,657)     (364,042)

Interfund Transfers, net   2,719,978   (2,062,605)    (128,012)   (9,448,697)    6,621,655

Net Increase (Decrease)
in Net Assets Available
for Plan Benefits
During the Year Before
Transfer to Investment
Plus Plan                   (209,563)   2,506,516    1,564,491    (8,233,970)    9,033,878

Transfer to Investment
Plus Plan                (25,390,093) (18,682,123) (11,513,815)            -    (9,033,878)

Net Assets Available
for Plan Benefits at
Beginning of Year         25,599,656   16,175,607    9,949,324     8,233,970             -

Net Assets Available
for Plan Benefits at
End of Year              $         -  $         -  $         -   $         -   $         -

                                            Continued on following page

                                                                    Page 2 of 3
                             TEXAS GAS THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (Notes 1 and 2)

                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                      Note 3
                          ---------------------------------------------------------------
                           Fidelity
                          Retirement                              Fidelity
                          Government                             Retirement    Fidelity
                         Money Market   Fidelity     Fidelity   Money Market   Overseas
                            Fund       Contrafund    OTC Fund      Fund          Fund
                            (6)           (7)           (8)          (9)         (10)
Contributions
  Employees              $     1,589  $    24,652  $     6,992   $     9,868   $      1,383
  Salary deferral             41,965      369,284      107,499       227,076         22,833
  Company                     27,293      218,113       66,576       390,262         12,578
    Total Contributions       70,847      612,049      181,067       627,206         36,794

Net Investment Income
  (Loss)                     118,398      (21,572)      20,735       137,187          1,341
Net Appreciation in Market
  Value of Investments             -      688,926      300,689             -         14,745
    Total Net Investment
      Income                 118,398      667,354      321,424       137,187         16,086

Participant Withdrawals     (441,052)    (226,246)    (179,518)     (285,623)        (5,183)

Interfund Transfers, net   2,227,750      366,043     (167,173)     (395,934)        70,961

Net Increase (Decrease)
in Net Assets Available
for Plan Benefits During
the Year Before Transfer
to Investment Plus Plan    1,975,943    1,419,200      155,800        82,836        118,658

Transfer to Investment
Plus Plan                 (2,244,306)  (3,917,678)    (966,464)     (120,488)      (118,658)

Net Assets Available
for Plan Benefits at
Beginning of Year            268,363    2,498,478      810,664       37,652               -

Net Assets Available
for Plan Benefits at
End of Year              $         -  $         -  $         -   $        -    $          -

                                            Continued on following page

                                                                     Page 3 of 3
                             TEXAS GAS THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (Notes 1 and 2)

                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                         Note 3
                          ------------------------------------
                          Fidelity    Fidelity     Fidelity
                            Asset       Asset        Asset
                           Manager     Manager:     Manager:     Participant
                            Fund     Growth Fund  Income Fund       Loans        Total
                            (11)         (12)         (13)           (14)         (15)
Contributions
  Employees              $       747  $      747   $         -   $          -   $   189,284
  Salary deferral             17,300      26,107         2,627              -     2,994,349
  Company                      9,632      14,447         1,356              -     2,493,775
    Total Contributions       27,679      41,301         3,983              -     5,677,408

Net Investment Income
  (Loss)                       2,634          (3)        1,067         86,197     2,753,756
Net Appreciation in
  Market Value of
  Investments                 19,766      19,224         4,117              -    11,230,750
    Total Net Investment
      Income                  22,400      19,221         5,184         86,197    13,984,506

Participant Withdrawals            -      (1,165)            -         (8,725)  (10,856,016)

Interfund Transfers, net      71,312      90,460        49,683        (15,421)            -

Net Increase (Decrease)
in Net Assets Available
for Plan Benefits During
the Year Before Transfer
to Investment Plus Plan      121,391     149,817        58,850         62,051     8,805,898

Transfer to Investment
Plus Plan                   (121,391)   (149,817)      (58,850)    (1,134,912)  (73,452,473)

Net Assets Available
for Plan Benefits at
Beginning of Year                  -           -             -      1,072,861    64,646,575

Net Assets Available
for Plan Benefits at
End of Year             $          -  $        -   $         -   $         -    $         -

                                               See accompanying notes.

                             TEXAS GAS THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS



1.  Acquisition of Transco

On December 12, 1994, Transco Energy Company (Transco) and The Williams Companies, Inc. (Williams) announced that they had entered into a merger agreement. Pursuant to the merger agreement, on January 18, 1995, Williams accepted for payment approximately 24.6 million shares of Transco's common stock for $17.50 per share as the first step in acquiring the entire equity interest of Transco. Approximately 271,000 shares of Transco common stock held by the Texas Gas Thrift Plan (the Plan) were sold to Williams pursuant to the tender offer. The proceeds from the tendered Transco stock included in the Plan were invested in the Retirement Money Market Fund and remained in this fund until transferred by the participant to another investment option
(See Note 3 - Investment Funds). The approximately 193,000 remaining shares of Transco's common stock held by the Plan were converted into 120,766 shares of Williams common stock on May 1, 1995, the effective date of the merger. Additionally, as a result of the merger, the Transco Common Stock Fund was replaced by Williams Common Stock Fund.

2. Significant Accounting Policies and Description of Plan

The information included below regarding the Plan provides only a general description of the Plan. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Plan Changes

As of December 31, 1995, the Plan was merged with The Williams Companies, Inc. Investment Plus Plan (Investment Plus Plan). The net assets available for plan benefits of the Plan as of the merger date are reported as a transfer to the Investment Plus Plan in the Plan's Statement of Changes in Net Assets Available for Plan Benefits. Effective May 1, 1995, Texas Gas Transmission Corporation (the Company) became a wholly owned subsidiary of Williams. Prior to May 1, 1995, the Company was a wholly owned subsidiary of Transco Gas Company, which was wholly owned by Transco.

The Plan was amended and restated effective January 1, 1995. Various changes in the Plan as a result of the amendment and restatement are described below.

General

The Plan was adopted effective August 1, 1962. Participation in the Plan is available to each employee of the Company who (a) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement, and (b) is not a nonresident alien. At December 31, 1995 and 1994, there were 1,140 and 1,221 employees, respectively, participating in the Plan.

Trustee and Recordkeeper

Effective September 1, 1995, First Interstate Bank (the Plan Trustee) became the trustee for the Plan. Prior to September 1, 1995, Liberty National Bank and Trust Company was the trustee for the Plan. Trustee fees for 1995 and 1994 payable to Liberty National Bank and Trust Company by the Company were $3,750 and $5,000, respectively. The powers, duties and obligations of the Plan Trustee are as set forth in the trust agreement between the Company and the Plan Trustee dated January 1, 1984, as amended. Effective September 1, 1995, Howard Johnson and Company assumed recordkeeping responsibilities from Fidelity Institutional Retirement Services Company (FIRSCO). FIRSCO was the previous agent for the holding of investments. Recordkeeper fees for 1995 and 1994 payable to FIRSCO by the Company were $7,500 and $15,027, respectively.

Contributions and Vesting

During 1995 and 1994, each participant could contribute up to a maximum of 15 percent and 11 percent, respectively, of base monthly compensation on a pre-tax or after-tax basis or in some combination thereof, with the option of investing in any of the investment alternatives listed in Note 3 - Investment Funds. If the participant elects to invest in two or more funds, the contribution allocated to each fund must be designated in whole percentages. Participants may, subject to certain limitations, change the percentage of contributions invested in each fund or transfer any or all of their account balances between funds.

During 1995 and 1994, the employer's contributions equaled 100 percent and 75 percent, respectively, of participant contributions up to a maximum of 6% of base monthly compensation. The employer's contributions become fully vested to participants immediately upon entry into the Plan.

Participant Loans

Active employee participants are eligible to obtain loans from their accounts within specified limitations. The term of the loan may be for any number of consecutive six-month periods up to a maximum of five years. All loans must be repaid within 90 days of any termination of employment or will be considered in default and taxable to the participant. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point.

Withdrawals and Terminations

Withdrawals   from  the  Plan  consist  of  four  different  types:    partial
withdrawals,   401(K)-age  59  1/2  withdrawals,  hardship   withdrawals   and
membership or Plan termination.

A partial withdrawal is a withdrawal of funds from the after-tax participant contributions rollover account or the Company account as of June 30, 1992. Partial withdrawals may not be made more often than two times in any Plan year.

A 401(K)-age 59 1/2 withdrawal is available only to participants age 59 1/2 or older and consists of a distribution of all or a portion of the pre-tax participant contributions.

A hardship withdrawal consists of pre-tax participant contributions (excluding earnings) and/or the Company account after July 1, 1992, including earnings, and is available only to active employee participants who meet certain requirements. Participants eligible for a loan or other distribution from the Plan are not eligible to make a hardship withdrawal. Internal Revenue Service
(IRS) regulations prohibit Company contributions to the Plan for six months from the date of the hardship withdrawal.

Membership in the Plan must be terminated in case of death. Retirement, disability or other termination of employment are situations where membership must be terminated if the participant's balance is $3,500 or less. Balances exceeding $3,500 must be withdrawn no later than the valuation date coincident or immediately following the earlier of the participant's death or upon reaching the age of 65. However, a participant may defer distribution up to April 1 of the year following the attainment of age 70 1/2. Should the participant leave his balance in the Plan, contributions are no longer permitted and withdrawal provisions are the same as for active employee participants.

Net assets available for plan benefits as of December 31, 1995 and 1994 include no amounts pending distribution to participants.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. A separate account is maintained for each participant which reflects the balance of investments and cash credited thereto, net of withdrawals.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Investments are stated at market value, except for guaranteed investment contracts which are stated at contract value. Market values for all investments except the Fidelity Managed Income Portfolio II Fund, the Fidelity Retirement Money Market Fund, the Fidelity Retirement Government Money Market Fund and participant loans are based on closing market quotes. The Fidelity Managed Income Portfolio II Fund, the Fidelity Retirement Money Market Fund, the Fidelity Retirement Government Money Market Fund and participant loans are carried at cost which approximates market.

Expenses

All   brokerage   commissions,  registration   charges   and   certain   other
administrative expenses incurred by the Plan are paid by the Company.


3.  Investment Funds

The following descriptions relate to the investment options available to Plan participants during 1995:

   Fixed Income Fund              - Funds  are  invested in bonds, debentures,
                                    notes  or  other evidences of indebtedness
                                    and  any other property with a fixed  rate
                                    of return, including guaranteed investment
                                    contracts.   As of January  1,  1995,  all
                                    funds  invested  in guaranteed  investment
                                    contracts   that  matured  on   or   after
                                    December  31,  1995,  and  all  subsequent
                                    contributions  to the Fixed  Income  Fund,
                                    were    transferred   or   invested   into
                                    Fidelity's Managed Income Portfolio II.

   Fidelity Magellan Equity Fund  - Funds   are  invested  in  growth-oriented
                                    securities  such  as  common  stocks   and
                                    securities convertible into common stock and mutual funds invested primarily in common stock.

   Fidelity Puritan Stock
   and Bond Fund                  - Funds   are   invested  in  a  diversified
                                    portfolio,   including   common    stocks,
                                    preferred   stocks,   bonds,   debentures,
                                    mortgages    or    other   evidences    of
                                    indebtedness or ownership, common trust funds or mutual funds.

   Fidelity Retirement Government
   Money Market Fund              - Funds  are invested in obligations  issued
                                    or guaranteed by the U.S. Government.

   Fidelity Retirement
   Money Market Fund              - Funds  are invested in obligations  issued
                                    or guaranteed by the U.S. Government.

   Fidelity Contrafund            - Funds  are  invested in common stocks  and
                                    securities convertible into common stock of companies believed to be out of favor or undervalued.

   Fidelity OTC Fund              - Funds   are  invested  in  common  stocks,
                                    preferred stocks, securities convertible into common stocks and debt securities on the over-the-counter securities market.

   Fidelity Asset Manager Fund    - The  fund  seeks  high total  return  with
                                    reduced   risk  over  the  long  term   by
                                    allocating   assets  among  domestic   and
                                    foreign   stocks,  bonds  and   short-term
                                    instruments.

   Fidelity Asset Manager:
     Income Fund                  - The  fund  seeks  high total  return  with
                                    potential for capital appreciation through
                                    investment   in   stocks,   bonds    (with
                                    maturities greater than three years) and short-term instruments (with maturities less than three years).

   Fidelity Asset Manager:
     Growth Fund                  - The  fund  seeks to maximize total  return
                                    over  the  long term by allocating  assets
                                    among   stocks,  bonds  (with   maturities
                                    greater than three years) and short-term instruments (with maturities less than three years).

   Fidelity Overseas Fund         - The fund seeks long-term growth of capital
                                    primarily  through investments in  foreign
                                    securities    including   common    stock,
                                    securities convertible to common stock and
                                    debt  instruments of foreign business  and
                                    governments.  At least 65 percent  of  the
                                    fund's  total  assets  will  normally   be
                                    invested in securities of companies from at least three different countries outside of North America.

   Transco Common Stock Fund      - Funds  were  invested  in  Transco  common
                                    stock.   As  discussed in Note 1,  Transco
                                    common stock was converted to Williams common stock during 1995.

   Williams Common Stock Fund     - Funds  are  invested  in  Williams  common
                                    stock.




4.  Federal Income Taxes

The Plan obtained its latest determination letter on March 27, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.

                             Supplemental Schedule
                              TEXAS GAS THRIFT PLAN
                          EIN:  61-0405152   Plan:  002
                   Item 27dSchedule of Reportable Transactions
                      for the Year Ended December 31, 1995

     (a)                                              (c)             (d)            (g)          (i)
 Identity of                    (b)                Purchase         Selling        Cost of      Net Gain
 Party Involved        Description of Asset          Price           Price**      Asset Sold     (Loss)

Category   (i)- individual transactions in excess of five percent of plan assets:

Transco Energy
  Company         Common Stock Fund* - sale
                    of 271,000 shares            $         -      $ 4,742,500    $ 5,578,496   $ (835,996)

Category (iii) - series of transactions in excess of five percent of plan assets:

Fidelity Management
 Trust Company    Fixed Income Fund              $11,988,692      $12,322,766    $12,322,766   $        -

Fidelity          Magellan Equity Fund*            3,985,599        1,652,136        604,565    1,047,571

Fidelity          Puritan Stock and Bond Fund*     3,535,213        1,976,282      1,768,396      207,886

Fidelity          Retirement Money Market Fund*    5,811,471        5,849,123      5,849,123            -

Fidelity          Retirement Government Money
                    Market Fund*                   5,773,274        3,816,447      3,816,447            -

Transco Energy
  Company         Common Stock Fund* - sales,              -        9,462,354     10,318,488     (856,134)
                    including the category (i)
                    transactions above
The Williams
  Companies, Inc. Common Stock Fund*               8,941,184        1,740,186      1,735,617        4,569

  * Party-in-interest transaction.
 ** The selling price equals the current value of an asset on the applicable transaction date.
    Note:  There were no category (ii) or (iv) transactions during 1995.


SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, through the Texas Gas Thrift Plan Committee, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TEXAS GAS THRIFT PLAN

Date:  June 28, 1996                   By: /S/ Beverly H. Griffith
                                          -------------------------
                                             Beverly H. Griffith
                                             General Counsel

                        CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58969) pertaining to the Texas Gas Thrift Plan of The Williams Companies, Inc. of our report dated June 14, 1996, with respect to the financial statements and schedule of the Texas Gas Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                                         ERNST & YOUNG LLP


Tulsa, Oklahoma
June 26, 1996

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